June 21, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

Attention: W. John Cash, Branch Chief

Re:	Newell Rubbermaid Inc.
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 9, 2012
Form 8-K Filed April 27, 2012
File No. 1-09608

Dear Mr. Cash:

On behalf of Newell Rubbermaid Inc. (the “Company”), please allow me to submit this response to your comment letter dated May 23, 2012 related to the above captioned filings. Consistent with the Company’s prior discussion with Mr. Kevin Stertzel, the Company is submitting its response by June 21, 2012.

We have addressed your comment letter by reproducing each comment below and providing the Company’s response immediately following.

Form 10-Q for Fiscal Quarter ended March 31, 2012

1.	We note that effective January 1, 2012, you implemented certain changes to your organizational structure that resulted in the consolidation of your three operating groups into two and your 13 global business units (GBU) into nine. We note that the two new operating groups are Newell Consumer and Newell Professional. Additionally, we note that while not an operating group, the Baby & Parenting GBU is being treated as a stand-alone operating segment such that you continue to have three operating and reportable segments. Based on these organizational changes, please provide us the following additional information:

•	Identify your CODM or CODM group and explain to us how this determination was made. Refer to ASC 280-10-50-5;

•

Provide us copies of the internal reports used by the CODM to allocate resources and assess performance, including any information and/or presentations that are provided in meetings between the CODM and segment management;

•

Explain to us how and why you do not believe that each GBU is an operating segment based on the definition of an operating segment in ASC 280-10-50-1, particularly in light of your emphasis on building brands; and

•	Tell us your intentions regarding providing product line disclosures in future annual filings.

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Mr. W. John Cash

United States Securities and Exchange Commission

June 21, 2012

Response (Bullet 1)

ASC 280-10-50-5 defines the term “chief operating decision maker” as a function, not necessarily a manager with a specific title, whose function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity’s president, executive vice presidents, and others.

The Chief Executive Officer (“CEO”) of the Company has been identified as the Chief Operating Decision Maker (“CODM”), as he is responsible for making decisions about allocating resources to and assessing the performance of the Company’s operating segments: Newell Consumer, Newell Professional and Baby & Parenting, which are hereinafter referred to as “Operating Units.”

Response (Bullet 2)

In making his decisions about resource allocation and evaluating performance, the CODM principally relies upon the input of his Operating Unit leaders who report directly to him (i.e., the Group Presidents and the Baby & Parenting GBU Executive Vice President and General Manager, collectively the “Operating Unit Leaders”). Each quarter, the Newell Consumer, Newell Professional and Baby & Parenting Operating Units prepare Quarterly Business Review Presentations which they present to the Company’s CODM. The Quarterly Business Review Presentations provide for a review of Operating Unit performance against key business initiatives, an assessment of financial performance versus expectations and prior year, and a review of the forecast and assumptions in the forecast. Discussions and requests for resources by the Operating Units occur during these meetings, with the CODM ultimately making a decision as to his desired resource allocation. In response to your request, the Company is sending under separate cover the most recently available copies of the Quarterly Business Review Presentations (for the first fiscal quarter of 2012), which are the primary internal reports used by the CODM to allocate resources and evaluate performance. Other internal reports made available to the CODM include the Quarterly CFO Letters and the Quarterly Reporting Package. The Company is also sending under separate cover these materials from its first fiscal quarter of 2012. Pursuant to our prior discussion with the Staff, the Company is furnishing these materials in paper form under separate cover pursuant to Regulation S-T, Rule 101 (c)(2) and requests that the Staff return the information to the Company pursuant to Rule 12b-4 under the Securities Act of 1934 when its review is complete.

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Mr. W. John Cash

United States Securities and Exchange Commission

June 21, 2012

Quarterly Business Review Presentations & CFO Letters

To assist the CODM in preparing for the Quarterly Business Review Presentations, the three Operating Unit CFOs each author and distribute in advance of the meetings a quarterly letter providing quantitative and qualitative information about the respective Operating Unit’s performance and forecast. Key measures reviewed and evaluated by the CODM in the course of reading the CFO Letters and attending the Quarterly Business Reviews include quarter and year-to-date comparisons to prior year actual results, and the latest forecast for net sales, gross margin, SG&A, operating income, working capital and cash flow for each Operating Unit. Both the Quarterly Business Review Presentations and the Group CFO letters include GBU information; however, the level of GBU information is usually included at the discretion of Operating Unit management to illustrate and explain underlying drivers in their performance and plans. Included among the materials provided to the Staff is a copy of the Quarterly Business Review agenda for the first quarter of 2012, evidencing the Operating Unit focused nature of the Quarterly Business Review. Specifically, the agenda provides for presentations to the CODM by the Operating Unit Leaders and CFOs.

The CODM informally meets with his Operating Unit Leaders on a monthly basis to understand in-quarter performance versus expectations. In the event a resource allocation adjustment is requested within a quarter, such a request would be made with information provided at an Operating Unit level, and any resulting allocation adjustment by the CODM would be directed at an Operating Unit level.

Quarterly Reporting Package

Following the Quarterly Business Reviews and in readying for the Company’s earnings release, the Company internally distributes its Quarterly Reporting Package. The Quarterly Reporting Package, prepared on a quarterly basis, is provided to the CODM and the Operating Unit managers as well as other members of the executive leadership team (e.g., CFO, VP of Investor Relations). The Company’s Quarterly Reporting Package includes financial data for the Operating Units as well as individual GBUs that comprise the Operating Units. The Company’s internal reporting practices are a function of its desire to have a single reporting package usable by both the CODM and Operating Unit management. While the inclusion of select GBU and brand level information in the Quarterly Reporting Package is available to the CODM, and aided in his “on-boarding” process upon joining the Company and assuming the CEO position in the third quarter of 2011, its availability has not altered the CODM’s practice of making decisions about the allocation of resources and in assessing performance at the Operating Unit level, as those decisions continue to be made through the Quarterly Business Reviews.

Response (Bullet 3)

Effective January 1, 2012, the Company’s operations were re-organized into two groups: Newell Consumer operating group (comprised of four GBUs) and the Newell Professional operating group (also comprised of four GBUs), with the Baby & Parenting GBU reporting directly to the CEO. Each of the Operating Unit Leaders (i.e. “segment managers”) is accountable and reports directly to the Company’s CODM.

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Mr. W. John Cash

United States Securities and Exchange Commission

June 21, 2012

ASC 280-10-50-1 defines an operating segment as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses for which discrete financial information is available and regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance. Each GBU is a component of the Company engaging in business activities that earn revenues and incur expenses. While the Baby & Parenting GBU is able to produce discrete financial information at a GBU level, primarily as a result of its operations being conducted in specific and clearly delineated legal entities due to the nature of its geographic-oriented brands, with Aprica in Asia, Teutonia in Europe and Graco in the Americas, the Company does not deem the GBU financial information for its other GBUs sufficiently discrete for the CODM’s decision making process. The other GBUs’ operations are generally integrated into multiple legal entities and, therefore, the Company does not regularly prepare balance sheets or cash flows for these GBUs, despite operating cash flow and working capital improvements being key initiatives and metrics that are regularly evaluated by the CODM. As a result, the CODM’s initiatives designed to improve operating cash flows and working capital are established and led by the Operating Units rather than by the GBUs and are supported by shared services functions, with targets tasked to the Operating Units and performance measured at the Operating Unit level.

The CODM uses the discrete Operating Unit information he regularly reviews as part of the Quarterly Business Reviews and as directly communicated to him by Operating Unit management in the Quarterly Business Review Presentations and the CFO Letters to make and modify decisions about resource allocation and performance evaluation. Limited GBU information is included in the Quarterly Business Review Presentations and Quarterly Reporting Packages because it is useful to the Company’s Operating Unit managers in connection with their management of the businesses and brands and to provide context to the consolidated operations. In the Quarterly Business Review Presentations, certain GBU level information is included as a supplement to the presentation and is not specifically covered during the presentation. The level of detail provided is at the discretion of Operating Unit management and is provided to illustrate and explain underlying drivers in their Operating Unit’s performance and business plans.

We believe it is important to note that the Company very carefully and thoroughly considered the guidance in ASC 280 when making the determination of the appropriate segment reporting as a result of the reorganization discussed herein. For example, the CODM’s direct focus on and oversight of the operations of the Baby & Parenting GBU resulted in the Company identifying this GBU as an operating segment, even though by its nature it would fit in the Newell Consumer Group. The Baby & Parenting GBU is the only GBU whose Executive Vice President and General Manager is directly accountable and reports directly to the Company’s CODM. The remaining eight GBU General Managers are directly accountable to and maintain regular contact with their respective Group Presidents. The Baby & Parenting GBU focus and

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Mr. W. John Cash

United States Securities and Exchange Commission

June 21, 2012

oversight by the CODM, and his direct involvement in resource allocation, is distinguished from all other GBUs of the Company and, therefore, was appropriately evaluated by the Company and resulted in its identification as an operating and reportable segment under ASC 280.

Given the CODM’s use of Operating Unit information to evaluate performance and allocate resources, together with the lack of sufficiently discrete GBU level information, the Company has concluded the GBUs, with the exception of the Baby & Parenting GBU discussed above, are not operating segments based on the guidance in ASC 280-10-50-1.

Response (Bullet 4)

The only change the Company will make to its product line grouping disclosures in its annual filings as a result of the organizational structure changes is to separately disclose Labeling Technology & Integrated Solutions (formerly Technology) sales and all other sales of the former Office Products segment, which is presented as Writing Instruments.

Form 8-K filed on April 27, 2012

1.	We reviewed your first quarter earnings release and noted the prominent presentation of numerous non-GAAP measures, including full non-GAAP consolidated statements of operations and the lack of explanations why management believes the non-GAAP measures provide useful information to investors. Please be advised that earnings releases are required to be furnished under Item 2-02 of Form 8-K and therefore must comply with Item 10(e)(1)(i) of Regulation S-K, as well as Regulation G, pursuant to the Instructions to item 2.02 of Form 8-K. Please revise your future earnings releases to fully comply with Item 2.02 of Form 8-K, including Item 10(e)(1)(i) of Regulation S-K, Regulation G, and the Compliance & Disclosure Interpretations related to non-GAAP Financial Measures. Your revisions should include, but not be limited to, the following: prominently presenting GAAP results; eliminating non-GAAP consolidated statements of operations; and explaining why management believes non-GAAP measures provide useful information to investors. Please provide us a revised draft of your Q1 2012 earnings release consistent with what you propose to provide for Q2 2012.

Response

We advise the Staff that in future earnings releases, whenever one or more non-GAAP financial measures are included in our earnings releases, we will include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with generally accepted accounting principles. In future earnings releases, we will eliminate the full non-GAAP consolidated statement of operations that was presented “side-by-side” with a full GAAP consolidated statement of operations, and we will revise the manner in which we present reconciliations to specific GAAP measures. Additionally, the Company will include explanations

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Mr. W. John Cash

United States Securities and Exchange Commission

June 21, 2012

in the earnings release that were previously included in Item 2.02 to Form 8-K as to why management believes non-GAAP measures provide useful information to investors. We have attached as Exhibit B a revised draft of our first quarter 2012 earnings release consistent with what we propose to provide beginning with the second quarter of 2012.

2.	In regard to the non-GAAP measures you present, please also address the following:

•	Explain to us why you believe the non-GAAP measures you present provide useful information to investors;

•

Explain to us the specific nature of the “restructuring-related” expenses that are classified in selling, general and administrative expenses and excluded from normalized non-GAAP measures, including why these expenses are not classified in the restructuring costs line item;

•	Explain to us how you determined the tax effect of the expenses that you exclude from normalized non-GAAP measures;

•	Explain to us how you determined the impact of the timing shift related to your European SAP conversion on core sales; and

•	Explain to us how you determined the impact of changes in foreign currency on core sales.

Response (Bullet 1)

We use certain non-GAAP measures both in communicating our results externally and in our internal evaluation and management of our businesses. The Company’s management believes that these non-GAAP financial measures are useful to investors since these measures: (a) permit investors to view the Company’s performance using the same tools that Company management uses to evaluate the Company’s past performance, reportable business segments and prospects for future performance; and, (b) in some cases, are used to determine elements of management’s incentive compensation.

The Company’s management believes that core sales is useful because it excludes the effect of foreign currency translation on reported changes in net sales thereby providing an indication of underlying sales growth. The Company’s management believes that normalized non-GAAP operating income is useful because it provides investors with a meaningful perspective on the underlying performance of the Company’s operations. The Company’s management believes that normalized non-GAAP earnings per share, which excludes restructuring and restructuring-related charges and one-time events such as losses related to the extinguishments of debt, tax benefits, impairment charges, discontinued operations and certain other items, is useful to investors because it excludes items that are not indicative of core operating performance, and, therefore, permits investors to better understand year-over-year changes in underlying operating performance.

While we believe that these non-GAAP financial measures are useful in evaluating the Company’s performance, we note in Item 2.02 of Form 8-K that the information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP.

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Mr. W. John Cash

United States Securities and Exchange Commission

June 21, 2012

Additionally, the Company includes explanations in the earnings release and in a footnote to its earnings release tables that provide details on the nature of the items excluded from the non-GAAP measures.

Response (Bullet 2)

Restructuring-related expenses that are classified in selling, general and administrative expenses and excluded from normalized non-GAAP measures relate to the Company’s European Transformation Plan (the “EMEA Plan”). During the first quarter of 2012, these costs included: compensation, benefits and travel of dedicated internal resources assigned to the EMEA Plan; costs of temporary personnel hired to assume responsibilities of employees working on the project on a part-time basis; short-term allowances and consideration paid to continuing employees and new hires that relocated to Switzerland; as well as costs of third-party advisors supporting the implementation of the EMEA Plan. The aforementioned costs did not qualify for GAAP restructuring classification pursuant to the Company’s accounting practices.

The Company excluded restructuring-related costs from normalized non-GAAP measures because presenting results excluding these costs is useful as the exclusion of such amounts facilitates comparing current results against past and future results by eliminating amounts that are not comparable between periods and/or not reflective of our underlying core operations, thereby permitting management and investors to better evaluate the Company’s ongoing operations. The Company uses its results excluding these amounts to evaluate its operating performance; to discuss its business with investors, the Company’s Board of Directors and others; and, to determine certain components of management’s incentive compensation.

Response (Bullet 3)

The Company determined the tax effect of the expenses excluded from normalized non-GAAP measures by applying the estimated effective tax rate for the applicable jurisdiction in which the expenses were incurred, and for which realization of the resulting tax benefit, if any, is expected. Beginning with the Company’s second quarter 2012 earnings release, and as illustrated in Exhibit B, the Company will disclose how the tax effect on expenses excluded from normalized non-GAAP measures was calculated.

Response (Bullet 4)

In contemplation of the SAP conversion, the Company communicated with key customers in Europe about their interest in accelerating orders to mitigate the risk of potential business disruption. The Company determined the impact of the timing shift on core sales related to its European SAP conversion by tracking orders from customers that accelerated their normal order patterns as a result of the Company’s communications.

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Mr. W. John Cash

United States Securities and Exchange Commission

June 21, 2012

Response (Bullet 5)

The Company determined the impact of foreign currency translation on its reported sales by applying the current year and prior year average monthly exchange rates to the local currency sales amounts in the current year period. The difference in these two amounts is the currency impact from last year to this year, with the residual representing changes attributable to core sales. Beginning with the Company’s second quarter 2012 earnings release, and as illustrated in Exhibit B, the Company will disclose its method for determining the impact of changes in foreign currency on reported sales.

As requested by the Commission’s letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Ellis, Vice President – Corporate Controller & Chief Accounting Officer at (770) 418-7734, or me at (770) 418-7788, should you have any questions regarding our responses or any related matters. Thank you for your time and attention to this matter.

Sincerely,

Newell Rubbermaid Inc.

By:	/s/ Juan R. Figuereo
Title:	Executive Vice President and Chief Financial Officer

Exhibit A – Materials provided to the CODM

Quarterly Business Review Presentations

CFO Letters

Quarterly Reporting Package

Exhibit B – Revised earnings release and accompanying tables for the first quarter of 2012

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Exhibit B – Revised earnings release and accompanying tables for the first quarter of 2012

Newell Rubbermaid Reports Solid First Quarter 2012 Results and Reaffirms Full Year Guidance

» Core Sales Growth of 5.2%; Net Sales Growth of 4.6%

» Normalized EPS of $0.33, a 13.8% Increase Compared with Prior Year Quarter

» Reported EPS of $0.27, an 8.0% Increase Compared with Prior Year Quarter

ATLANTA, April 27, 2012 – Newell Rubbermaid (NYSE: NWL) today announced first quarter 2012 results and reaffirmed full-year core sales, normalized operating margin, normalized EPS and operating cash flow guidance.

Michael Polk, President and Chief Executive Officer, commented, “We’re encouraged by the solid start to the year. We generated 5.2 percent core sales growth, normalized operating margin expansion, and nearly 14 percent normalized EPS improvement. When adjusted for the timing shift related to our European SAP conversion, core sales growth was 2.9 percent and normalized EPS growth was about in the middle of our full year guidance range of 3 to 6 percent. These results were driven by strong performance in our Professional and Baby segments and continued double digit growth in Latin America and Asia. Our first quarter performance represents a positive step towards our full year guidance as we continue to strengthen our cadence of delivery.”

First Quarter Executive Summary

»        First quarter 2012 net sales were $1.33 billion, an increase of 4.6 percent versus prior year results. Core sales, which exclude the impact of changes in foreign currency, grew by 5.2 percent.

»        Adjusted for the timing shift from the second quarter to the first quarter related to the company’s European SAP conversion, core sales in the quarter rose 2.9 percent over the year-ago quarter.

»        Normalized diluted earnings per share increased 13.8 percent to $0.33 compared with $0.29 in the prior year period; reported earnings per diluted share of $0.27 rose 8.0 percent over the year-ago period.

»        Operating cash flow in the quarter was a use of $47.4 million, an improvement of $60.9 million compared with the year-ago period.

»        The company paid $16.4 million to repurchase 0.9 million shares under its authorized $300 million share repurchase plan.

»        The company reaffirmed its 2012 guidance for core sales growth in a range from 2 to 3 percent, normalized operating margin improvement of up to 20 basis points, normalized diluted earnings per share growth of about 3 to 6 percent, or $1.63 to $1.69, and operating cash flow of $550 to $600 million.

3 Glenlake Parkway | Atlanta, GA 30328 | Phone +1 (770) 418-7000 | www.newellrubbermaid.com | NYSE: NWL

First Quarter 2012 Operating Results

Net sales in the first quarter were $1.33 billion, an increase of 4.6 percent over the prior year. Excluding 60 basis points of adverse foreign currency translation, core sales grew 5.2 percent. The company estimates the timing shift in customer orders related to its European SAP conversion represents approximately 2.3 percentage points of the reported core sales growth for the quarter. The underlying core sales growth of 2.9 percent was driven by strong performance in the Newell Professional and Baby & Parenting Essentials segments and continued growth in emerging markets.

Operating margin for the quarter, on a normalized basis, was 11.0 percent, up 10 basis points from the prior year. Gross margin expansion and lower structural costs more than offset cost impacts of strategic investments the company has made to support new product launches, sales team expansion and emerging market growth. On a reported basis, operating margin for the quarter was 9.3%, a 70 basis point decline from the prior year. First quarter gross margin of 38.3 percent expanded 20 basis points versus the prior year as pricing, productivity and mix more than offset the negative impact of input cost inflation.

First quarter operating income on a normalized basis was $146.9 million compared with $139.1 million in the prior year period, and reported operating income was $124.2 million compared to $128.0 million in the prior year period. First quarter normalized operating income excludes $22.7 million of restructuring and restructuring-related costs incurred primarily in connection with the European Transformation Plan and Project Renewal. In 2011, normalized operating income excluded $11.1 million in restructuring and restructuring-related costs incurred in connection with the European Transformation Plan.

The normalized tax rate for the quarter was 23.5 percent compared with 24.9 percent in the prior year. The reported tax rate for the quarter was 24.0 percent compared with 26.0 percent in the prior year. The year-over-year change in tax rate was primarily driven by the geographical mix in earnings and certain discrete items recorded in the quarter.

Net income, as reported, was $79.3 million, or $0.27 per diluted share, for the first quarter. This compares with net income of $75.7 million, or $0.25 per diluted share, in the prior year.

Normalized earnings of $0.33 per diluted share compares against prior year normalized results of $0.29 per diluted share. The improvement was driven by sales growth, including the impact of the shift in customer orders related to the European SAP conversion, gross margin expansion, reduced interest expense and a lower effective tax rate.

For the first quarter 2012, normalized diluted earnings per share exclude $0.06 per diluted share for restructuring and restructuring-related costs associated with the European Transformation Plan and Project Renewal. For the first quarter 2011, normalized diluted earnings per share exclude $0.04 per diluted share for restructuring and restructuring-related costs, $0.01 per diluted share for a loss related to the retirement of convertible notes, as well as the impact of net income from discontinued operations of $1.8 million, or $0.01 per diluted share. (A reconciliation of the “as reported” results to “normalized” results is included below.)

The company used cash of $47.4 million for operations during the first quarter of 2012, compared with a use of $108.3 million in the comparable period last year. The year-over-year improvement was primarily related to lower incentive compensation and customer program payments, partially offset by increased contributions to the company’s U.S. pension plan. Capital expenditures were $48.3 million in the first quarter compared with $44.9 million in the prior year.

3 Glenlake Parkway | Atlanta, GA 30328 | Phone +1 (770) 418-7000 | www.newellrubbermaid.com | NYSE: NWL

A reconciliation of the first quarter 2012 and last year’s results is as follows:

	Q1 2012	Q1 2011
Diluted earnings per share (as reported)	$0.27	$0.25

Restructuring and restructuring-related costs	$0.06	$0.04

Loss related to the retirement of convertible notes	$0.00	$0.01

Discontinued operations	$0.00	$(0.01)

“Normalized” EPS	$0.33	$0.29

First Quarter 2012 Operating Segment Results

The Newell Consumer segment’s net sales for the first quarter were $639.6 million, a 2.6 percent decline compared with the prior year quarter. Core sales in the segment decreased 2.0 percent driven by a decline in sales at the Décor business within the Home Organization & Style global business unit. Partially offsetting the decline was the impact of the European SAP pre-buy and strength in the writing businesses. Operating income in the Newell Consumer segment was $75.5 million, or 11.8 percent of sales, compared with $90.8 million, or 13.8 percent of sales, in the prior year. The profitability decline was largely due to gross margin contraction as a result of lower volume and the impact of continuing operational challenges in the Décor business. Structural cost reductions only partially offset gross margin contraction in the segment.

The Newell Professional segment posted first quarter net sales of $510.6 million, a 9.2 percent increase over last year, partially attributable to the European SAP pre-buy in the quarter. All business units within the segment contributed to the core sales growth of 10.1 percent. The segment’s operating income was $70.7 million, or 13.8 percent of sales, as compared with $60.1 million, or 12.9 percent of sales, in the prior year. Volume as well as strong productivity and pricing initiatives drove margin expansion in the quarter. SG&A expense increased over the prior year as the company invested to build selling capabilities and accelerate growth in the faster growing emerging markets.

First quarter net sales in the Baby & Parenting Essentials segment were $182.2 million, a 21.2 percent improvement over the prior year. Core sales increased 21.4 percent driven primarily by year-over-year timing differences of customer shipments in the North American market, improved point of sale performance on Graco, the impact of the European SAP pre-buy and the continued strong performance of the Aprica brand in Japan. First quarter operating income was $22.4 million, or 12.3 percent of sales, compared with $7.4 million, or 4.9 percent of sales, in the prior year, primarily driven by the increase in sales volume.

3 Glenlake Parkway | Atlanta, GA 30328 | Phone +1 (770) 418-7000 | www.newellrubbermaid.com | NYSE: NWL

2012 Full Year Outlook

The company reaffirmed its full year expectation for core sales growth of 2 to 3 percent, which excludes a projected negative impact on net sales of between 1 and 2 percentage points from currency. Reported sales are projected to grow 0 to 2 percent.

The company continues to expect 2012 normalized operating margin improvement of up to 20 basis points and 2012 normalized earnings per diluted share of between $1.63 and $1.69.

The company’s 2012 normalized EPS expectation excludes between $110 and $130 million of restructuring and restructuring-related costs associated with the company’s European Transformation Plan and Project Renewal. (A reconciliation of the “as reported” results to “normalized” results is included below.)

The company is on track to realize cumulative annualized profitability improvement of $55 to $65 million related to the European Transformation Plan, the majority of which was reflected in the 2011 results. The Project Renewal annualized cost savings of approximately $90 to $100 million are expected to be realized by the first half of 2013 and are intended to fund increased investments to strengthen brand building and selling capabilities in priority markets around the world.

Operating cash flow outlook is unchanged at between $550 and $600 million for the full year, including approximately $110 to $120 million in restructuring and restructuring related cash payments. The company anticipates capital expenditures of $200 to $225 million during the year.

A reconciliation of the 2012 earnings outlook is as follows:

FY 2012
Diluted earnings per share	$1.34 to $1.40

Restructuring and restructuring-related costs	$0.27 to $0.32

“Normalized” EPS	$1.63 to $1.69

Conference Call

The company’s first quarter 2012 earnings conference call is scheduled for today, April 27, 2012, at 10:00 am ET. To listen to the webcast, use the link provided under Events & Presentations in the Investor Relations section of Newell Rubbermaid’s Web site at www.newellrubbermaid.com. The webcast will be available for replay for 30 days. A brief supporting slide presentation will be available prior to the call under Quarterly Earnings in the Investor Relations section on the company’s Web site.

Analyst Day

The company will host an Analyst Day on May 24, 2012 at the company’s headquarters in Atlanta, Georgia. Members of the investment community who are interested in attending should contact Newell Rubbermaid’s Investor Relations department at (770) 418-7996 or via email at investor.relations@newellco.com to obtain registration instructions. The event will be webcast and the link will be located in the Investor Relations section of the company’s Web site at www.newellrubbermaid.com.

3 Glenlake Parkway | Atlanta, GA 30328 | Phone +1 (770) 418-7000 | www.newellrubbermaid.com | NYSE: NWL

Non-GAAP Financial Measures

This release contains non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission. Included in this release is a reconciliation of these non-GAAP financial measures to the most directly comparable financial measures calculated in accordance with GAAP.

The Company uses certain financial measures that are included in this press release and the additional financial information both in explaining its results to stockholders and the investment community and in its internal evaluation and management of its businesses. The Company’s management believes that these measures — including those that are “non-GAAP financial measures” — and the information they provide are useful to investors since these measures (a) permit investors to view the Company’s performance using the same tools that Company management uses to evaluate the Company’s past performance, reportable business segments and prospects for future performance and (b) determine certain elements of management’s incentive compensation.

The Company’s management believes that free cash flow, defined by the Company as cash generated from operations less capital expenditures, is useful to investors because it is an indication of amounts of cash flow that may be available for dividends, repurchases of common stock, repayment of debt and further investment in future growth initiatives. The Company’s management believes that core sales, as reflected in the Currency Analysis, is useful to investors because it excludes the effect of foreign currency translation on reported sales thereby providing an indication of underlying sales growth. The effect of foreign currency translation on reported sales is determined by applying the current year and prior year monthly exchange rates to the local currency sales amounts in the current year period, with the difference in these two amounts being the currency impact from last year to this year and the residual representing changes attributable to core sales. The Company’s management believes that “Normalized” operating income is useful because it provides investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations. The Company’s management believes that “Normalized” earnings per share, which excludes restructuring and restructuring-related charges and one-time events such as losses related to the extinguishments of debt, tax benefits, impairment charges, discontinued operations and certain other items, is useful to investors because it permits investors to better understand year-over-year changes in underlying operating performance. The Company uses both core sales and normalized earnings per share as two of the three performance criteria in its management cash bonus plan.

The Company determined the tax effect of the items excluded from normalized diluted earnings per share by applying the estimated effective rate for the applicable jurisdiction in which the pre-tax items were incurred, and for which realization of the resulting tax benefit, if any, is expected.

While the Company believes that these non-GAAP financial measures are useful in evaluating the Company’s performance, this information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ from similar measures presented by other companies.

About Newell Rubbermaid

Newell Rubbermaid Inc., an S&P 500 company, is a global marketer of consumer and commercial products with 2011 sales of approximately $5.9 billion and a strong portfolio of leading brands, including Rubbermaid®, Sharpie®, Graco®, Calphalon®, Irwin®, Lenox®, Levolor®, Paper Mate®, Dymo®, Waterman®, Parker®, Goody®, Rubbermaid Commercial Products® and Aprica®.

3 Glenlake Parkway | Atlanta, GA 30328 | Phone +1 (770) 418-7000 | www.newellrubbermaid.com | NYSE: NWL

This press release and additional information about Newell Rubbermaid are available on the company’s Web site, www.newellrubbermaid.com.

Contacts:
Nancy O’Donnell	David Doolittle
Vice President, Investor Relations	Vice President, Corporate Communications
+1 (770) 418-7723	+1 (770) 418-7519

Caution Concerning Forward-Looking Statements

Statements in this press release that are not historical in nature constitute forward-looking statements. These forward-looking statements relate to information or assumptions about the effects of sales, income/(loss), earnings per share, operating income or gross margin improvements or declines, the European Transformation Plan, Project Renewal, capital and other expenditures, cash flow, dividends, restructuring and restructuring-related costs, costs and cost savings, inflation or deflation, particularly with respect to commodities such as oil and resin, debt ratings, and management’s plans, projections and objectives for future operations and performance. These statements are accompanied by words such as “anticipate,” “expect,” “project,” “will,” “believe,” “estimate” and similar expressions. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, our dependence on the strength of retail, commercial and industrial sectors of the economy in light of the continuation or escalation of the global economic slowdown or regional sovereign debt issues; currency fluctuations; competition with other manufacturers and distributors of consumer products; major retailers’ strong bargaining power; changes in the prices of raw materials and sourced products and our ability to obtain raw materials and sourced products in a timely manner from suppliers; our ability to develop innovative new products and to develop, maintain and strengthen our end-user brands; our ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments; our ability to implement successfully information technology solutions throughout our organization; our ability to improve productivity and streamline operations; changes to our credit ratings; significant increases in the funding obligations related to our pension plans due to declining asset values or otherwise; the imposition of tax liabilities greater than our provisions for such matters; the risks inherent in our foreign operations and those factors listed in the company’s most recently filed Annual Report on Form 10-K, filed with the Securities and Exchange Commission. Changes in such assumptions or factors could produce significantly different results. The information contained in this news release is as of the date indicated. The company assumes no obligation to update any forward-looking statements contained in this news release as a result of new information or future events or developments.

NWL-EA

3 Glenlake Parkway | Atlanta, GA 30328 | Phone +1 (770) 418-7000 | www.newellrubbermaid.com | NYSE: NWL

Newell Rubbermaid Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in millions, except per share data)

	Three Months Ended March 31,
	2012	2011	YOY % Change
Net sales	$1,332.4	$1,274.2	4.6%
Cost of products sold	821.8	789.3

GROSS MARGIN	510.6	484.9	5.3%
% of sales	38.3%	38.1%

Selling, general & administrative expenses	373.7	351.1	6.4%
% of sales	28.0%	27.6%

Restructuring costs	12.7	5.8

OPERATING INCOME	124.2	128.0	(3.0)%
% of sales	9.3%	10.0%

Nonoperating expenses:
Interest expense, net	20.2	21.9
Loss on extinguishment of debt	—	4.8
Other (income) expense, net	(0.3)	1.5

	19.9	28.2	(29.4)%

INCOME BEFORE INCOME TAXES	104.3	99.8	4.5%
% of sales	7.8%	7.8%

Income taxes	25.0	25.9	(3.5)%
Effective rate	24.0%	26.0%

NET INCOME FROM CONTINUING OPERATIONS	79.3	73.9	7.3%
% of sales	6.0%	5.8%
Income from discontinued operations, net of tax	—	1.8

NET INCOME	$79.3	$75.7	4.8%

	6.0%	5.9%

EARNINGS PER SHARE:
Basic
Income from continuing operations	$0.27	$0.25
Income from discontinued operations	—	0.01
Net income	$0.27	$0.26

Diluted
Income from continuing operations	$0.27	$0.25
Income from discontinued operations	—	0.01
Net income	$0.27	$0.25

AVERAGE SHARES OUTSTANDING:
Basic	292.1	294.2
Diluted	294.7	298.2

Newell Rubbermaid Inc.

RECONCILIATION OF GAAP AND NON-GAAP INFORMATION

CERTAIN LINE ITEMS

(in millions, except per share data)

	Three Months Ended March 31, 2012
	GAAP Measure	Restructuring and restructuring- related costs (1)	Loss on extinguishment of debt	Discontinued Operations	Non-GAAP Measure
	Reported				Normalized*	Percentage of Sales

Selling, general & administrative expenses	$373.7	$(10.0)	$—	$—	$363.7	27.3%
Operating Income	$124.2	$22.7	$—	$—	$146.9	11.0%
Income before income taxes	$104.3	$22.7	$—	$—	$127.0
Income taxes (4)	$25.0	$4.9	$—	$—	$29.9
Net income	$79.3	$17.8	$—	$—	$97.1
Diluted earnings per share	$0.27	$0.06	$—	$—	$0.33

	Three Months Ended March 31, 2011
	GAAP Measure	Restructuring and restructuring- related costs (1)	Loss on extinguishment of debt (2)	Discontinued Operations (3)	Non-GAAP Measure
	Reported				Normalized*	Percentage of Sales

Selling, general & administrative expenses	$351.1	$(5.3)	$—	$—	$345.8	27.1%
Operating Income	$128.0	$11.1	$—	$—	$139.1	10.9%
Nonoperating expenses	$28.2	$—	$(4.8)	$—	$23.4
Income before income taxes	$99.8	$11.1	$4.8	$—	$115.7
Income taxes (4)	$25.9	$1.2	$1.7	$—	$28.8
Net income from continuing operations	$73.9	$9.9	$3.1	$—	$86.9
Net income	$75.7	$9.9	$3.1	$(1.8)	$86.9
Diluted earnings per share	$0.25	$0.04	$0.01	$(0.01)	$0.29

*	Normalized results are financial measures that are not in accordance with GAAP and exclude the above normalized adjustments. See below for a discussion of each of these adjustments.
(1)	Restructuring and restructuring-related charges include $10.0 million of restructuring-related costs and $12.7 million of restructuring costs incurred during the quarter ended March 31, 2012 in connection with the European Transformation Plan and Project Renewal and $5.3 million of restructuring-related costs and $5.8 million of restructuring costs incurred during the quarter ended March 31, 2011 in connection with the European Transformation Plan.
(2)	Loss on debt extinguishment of $4.8 million during the quarter ended March 31, 2011 represents costs incurred to exchange substantially all of the remaining convertible notes issued March 2009 for shares and cash.
(3)	2011 results include the presentation of the results of operations of the hand torch and solder business as discontinued operations because of the sale of that business in July 2011.
(4)	The Company determined the tax effect of the items excluded from normalized results by applying the estimated effective rate for the applicable jurisdiction in which the pre-tax items were incurred, and for which realization of the resulting tax benefit, if any, is expected.

Newell Rubbermaid Inc.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in millions)

	March 31, 2012	March 31, 2011
Assets:

Cash and cash equivalents	$190.1	$139.7
Accounts receivable, net	942.2	967.2
Inventories, net	858.9	844.7
Deferred income taxes	156.4	181.4
Prepaid expenses and other	144.4	171.2

Total Current Assets	2,292.0	2,304.2

Property, plant and equipment, net	561.6	535.2
Goodwill	2,386.8	2,791.8
Other intangible assets, net	673.1	662.6
Deferred income taxes	69.3	38.9
Other assets	306.0	304.5

Total Assets	$6,288.8	$6,637.2

Liabilities and Stockholders’ Equity:

Accounts payable	$527.4	$548.9
Accrued compensation	98.1	101.2
Other accrued liabilities	592.7	618.8
Short-term debt	496.9	325.0
Current portion of long-term debt	12.8	411.1

Total Current Liabilities	1,727.9	2,005.0
Long-term debt	1,803.4	1,796.3
Other noncurrent liabilities	806.7	797.2

Stockholders’ Equity - Parent	1,947.3	2,035.2
Stockholders’ Equity - Noncontrolling Interests	3.5	3.5

Total Stockholders’ Equity	1,950.8	2,038.7

Total Liabilities and Stockholders’ Equity	$6,288.8	$6,637.2

Newell Rubbermaid Inc.

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

(in millions)

	Three Months Ended March 31,
	2012	2011
Operating Activities:
Net income	$79.3	$75.7
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	39.4	40.7
Loss on extinguishment of debt	—	4.8
Non-cash restructuring costs	—	(0.5)
Deferred income taxes	19.6	35.4
Stock-based compensation expense	9.4	8.1
Other	0.9	4.1
Changes in operating assets and liabilities, excluding the effects of acquisitions and divestitures:
Accounts receivable	71.8	45.1
Inventories	(148.5)	(131.7)
Accounts payable	54.0	70.3
Accrued liabilities and other	(173.3)	(260.3)

Net cash used in operating activities	$(47.4)	$(108.3)

Investing Activities:
Acquisitions and acquisition-related activity	$(3.7)	$(18.9)
Capital expenditures	(48.3)	(44.9)
Proceeds from sales of noncurrent assets	10.0	2.7

Net cash used in investing activities	$(42.0)	$(61.1)

Financing Activities:
Net short-term borrowings	$392.7	$190.0
Payments on debt	(250.3)	(0.5)
Cash consideration paid to exchange convertible notes	—	(3.1)
Repurchase and retirement of shares of common stock	(16.4)	—
Cash dividends	(24.2)	(14.7)
Excess tax benefits related to stock-based compensation	10.6	—
Other stock-based compensation activity, net	(6.5)	(3.9)

Net cash provided by financing activities	$105.9	$167.8

Currency rate effect on cash and cash equivalents	$3.4	$1.7

Increase in cash and cash equivalents	$19.9	$0.1
Cash and cash equivalents at beginning of year	170.2	139.6

Cash and cash equivalents at end of period	$190.1	$139.7

Newell Rubbermaid Inc.

Financial Worksheet

(In Millions)

	2012					2011
		Reconciliation (1)					Reconciliation (1)				Year-over-year changes
		Reported	Excluded	Normalized	Operating		Reported	Excluded	Normalized	Operating	Net Sales		Normalized OI
	Net Sales	OI	Items	OI	Margin	Net Sales	OI	Items	OI	Margin	$	%	$	%
Q1:
Newell Consumer	$639.6	$75.5	$—	$75.5	11.8%	$656.4	$90.8	$—	$90.8	13.8%	$(16.8)	(2.6)%	$(15.3)	(16.9)%
Newell Professional	510.6	70.7	—	70.7	13.8%	467.5	60.1	—	60.1	12.9%	43.1	9.2%	10.6	17.6%
Baby & Parenting	182.2	22.4	—	22.4	12.3%	150.3	7.4	—	7.4	4.9%	31.9	21.2%	15.0	202.7%

Restructuring Costs	—	(12.7)	12.7	—		—	(5.8)	5.8	—
Corporate	—	(31.7)	10.0	(21.7)		—	(24.5)	5.3	(19.2)				(2.5)	(13.0)%

Total	$1,332.4	$124.2	$22.7	$146.9	11.0%	$1,274.2	$128.0	$11.1	$139.1	10.9%	$58.2	4.6%	$7.8	5.6%

(1)	Excluded items consist of restructuring and restructuring-related costs. For 2012, the restructuring and restructuring-related costs of $12.7 million and $10.0 million, respectively, relate to the European Transformation Plan and Project Renewal. For 2011, the restructuring and restructuring-related costs of $5.8 million and $5.3 million, respectively, relate to the European Transformation Plan.

Newell Rubbermaid Inc.

Calculation of Free Cash Flow (1)

	Three Months Ended March 31,
	2012	2011
Free Cash Flow (in millions):
Net cash used in operating activities	$(47.4)	$(108.3)
Capital expenditures	(48.3)	(44.9)

Free Cash Flow	$(95.7)	$(153.2)

(1)	Free Cash Flow is defined as cash flow used in operating activities less capital expenditures.

Newell Rubbermaid Inc.

Three Months Ended March 31, 2012

In Millions

	2012			2011 (1)	Year-Over-Year (Decrease) Increase
	Sales as	Currency	Core	Sales as	Excluding	Including	Currency
Currency Analysis	Reported	Impact	Sales (2)	Reported	Currency	Currency	Impact
By Segment
Newell Consumer	$639.6	$3.6	$643.2	$656.4	(2.0)%	(2.6)%	(0.6)%
Newell Professional	510.6	4.0	514.6	467.5	10.1%	9.2%	(0.9)%
Baby & Parenting	182.2	0.2	182.4	150.3	21.4%	21.2%	(0.2)%

Total Company	$1,332.4	$7.8	$1,340.2	$1,274.2	5.2%	4.6%	(0.6)%

By Geography
United States	$860.6	$—	$860.6	$844.9	1.9%	1.9%	0.0%
Canada	73.4	1.4	74.8	78.5	(4.7)%	(6.5)%	(1.8)%

Total North America	934.0	1.4	935.4	923.4	1.3%	1.1%	(0.2)%
Europe, Middle East and Africa	205.1	6.6	211.7	187.9	12.7%	9.2%	(3.5)%
Latin America	77.2	3.0	80.2	72.3	10.9%	6.8%	(4.1)%
Asia Pacific	116.1	(3.2)	112.9	90.6	24.6%	28.1%	3.5%

Total International	398.4	6.4	404.8	350.8	15.4%	13.6%	(1.8)%

Total Company	$1,332.4	$7.8	$1,340.2	$1,274.2	5.2%	4.6%	(0.6)%

(1)-	2011 results have been adjusted to reclassify the results of operations of the hand torch and solder business to discontinued operations.
(2)-	“Core sales” is determined by applying the prior year monthly exchange rates to the current year local currency monthly sales amounts, with the difference in the current year reported sales and “Core Sales” representing changes attributable to foreign currency translation, reported in the table as “Currency Impact”.